[redacted]

13014904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]

[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFC Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras Street, Suite 2430
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita M. Reed, CPA 504-299-2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd. Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
REGISTRATIONS BRANCH
14

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita M. Reed, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFC Capital Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

RICHARD B. EHRET, LSBN: 16901
NOTARY PUBLIC
in and for the State of Louisiana
My Commission is issued for Life

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FFC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
www.pncpa.com

FFC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1 - 2
FACING PAGE	3
OATH OR AFFIRMATION	4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Members' Equity	7
Statement of Changes in Subordinated Borrowings	8
Statement of Cash Flows	9
Notes to Financial Statements	10 - 16
SUPPLEMENTAL INFORMATION	
Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission	17
Schedule I Computation of Net Capital	18
Schedule II Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934	19
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	20 - 21
AGREED-UPON PROCEDURES	
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	22 - 23
Schedule of Assessments and Payments (Form SIPC-7)	24 - 25

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FFC Capital Advisors, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFC Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 28, 2013

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	478,750
Restricted cash		100,000
Receivables from clearing organizations		193,652
Other assets		9,021
Intangible asset, net		90,725
Furniture and equipment, net		200,253
Total Assets	$	1,072,401

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payables	$	35,258
Payables to clearing organizations		87,539
Securities sold under agreements to repurchase, at fair value		3,642
Deferred rent		40,241
Other liabilities		3,499
Total Liabilities		170,179
MEMBERS' EQUITY		
Unit shares issued, 100,000 shares		1,080,123
Accumulated equity (deficit)		(177,901)
Total Members' Equity		902,222
Total Liabilities and Members' Equity	$	1,072,401

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions and fees	$ 65,422
Principal transactions	781,270
Interest and dividends	7,692
Total revenues	854,384
Expenses:	
Salaries and employee benefits	451,068
Management fees	252,796
Depreciation and amortization	40,435
Marketing and business development	53,313
Occupancy	48,530
Other general and administrative expenses	46,151
Communication and data processing	45,703
Outside services	33,660
Licenses and fees	9,949
Floor brokerage and clearance fees	5,351
Interest and dividends	1,335
Total expenses	988,291
Net loss	$ (133,907)

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Unit Shares Issued	Accumulated Equity (Deficit)	Total
Balance, January 1, 2012	$ 1,080,123	$ (43,994)	$ 1,036,129
Net loss	-	(133,907)	(133,907)
Balance, December 31, 2012	$ 1,080,123	$ (177,901)	$ 902,222

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2012

Subordinated borrowings at January 1, 2012	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2012	$	-

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (133,907)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	40,435
Deferred rent	32,287
Changes in operating assets and liabilities:	
Receivables from clearing organizations	(193,652)
Due from/to affiliates	(3,090)
Other assets	(8,855)
Accounts payables	34,158
Payables to clearing organizations	87,539
Securities sold under agreements to repurchase	3,642
Other liabilities	3,499
Net cash used in operating activities	(137,944)
CASH FLOWS FROM INVESTING ACTIVITIES	
Restricted cash	(100,000)
Purchases of furniture and equipment	(206,184)
Net cash used in investing activities	(306,184)
NET DECREASE IN CASH	(444,128)
Cash, beginning of year	922,878
Cash, end of year	$ 478,750

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Description of business

FFC Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory, public finance and bond trading capabilities to individuals, state, local and political subdivisions throughout the Southeast and Gulf Coast Regions in the United States.

The Company was organized under the laws of the State of Louisiana on June 22, 2007. The Company operated as a start up organization until it was approved by FINRA in December 2011 to offer the sale of general securities to individual and corporate customers. In April 2012, the Company executed an agreement with a third party clearing broker/dealer to carry customer accounts and to accept customer funds and securities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted and is not considered a cash equivalent.

Receivables from and payable to clearing organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Securities sold under agreements to repurchase

Transactions involving securities sold under agreements to repurchase are accounted for as collateralized agreements or financings except where the Company does not have an agreement to repurchase the same or substantially the same securities before maturity at a fixed or determinable price. The repurchase agreements are carried at fair value. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to clearing organizations.

The Company nets such repurchase agreements with the same counterparty in the statement of financial condition when the requirements of the applicable Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) are met.

Intangible asset, net

Intangible asset is recorded using the lower of cost or fair value, which was fair value as of December 16, 2011. Amortization is recorded on a straight–line basis using an estimated useful life of 10 years. Management believes that there will be no remaining value of the intangible asset at the end of its estimated useful life.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation and amortization is recorded on a straight–line basis using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions income

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Principal transactions

Principal transactions revenues include gains, losses, and fess, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Lease expense

The Company expenses rent on a straight-line basis over the lease term.

1. Summary of significant accounting policies (continued)

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), long-lived assets used in the business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. A history of operating losses is a primary indicator of potential impairment.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC relating to Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The federal tax years open for assessment include years ending on or after December 31, 2010.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

NOTES TO FINANCIAL STATEMENTS

2. Intangible asset

Intangible asset consists of an unregistered trademark, as follows:

Trademark	$	102,229
Less: accumulated amortization		(11,504)
	$	90,725

3. Property and equipment, net

Classification of furniture and equipment, net are summarized as follows:

Furniture	$	45,577
Office equipment		38,409
Leasehold improvements		90,198
Computer software licenses		55,000
		229,184
Less: accumulated depreciation and amortization		(28,931)
	$	200,253

4. Related party transactions

On July 25, 2010, a management agreement with a ninety-one percent (91%) member of the Company became effective. The member provides Managers to oversee the operation of the Company. Therefore, the member is entitled to receive a fee for the services rendered. The amount of the fee shall be determined by the members but will be no less than the greater of $250,000 annually or ten percent (10%) of the eligible gross revenue of the Company. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were incurred by the Manager on behalf of the Company with respect to the operation of the company. Under this management agreement, the Company expensed the member $252,796 for the year ended December 31, 2012. Also, the member agreed to pay all health insurance, certain technology, and shared marketing and software expenses. A reasonable basis for allocation (square footage, percent of total revenue, and hours worked) is used to apportion shared expenses to the Company. In addition, the member agreed to be legally liable to vendors for the costs incurred and expenses paid on behalf the Company.

5. Principal transactions

The Company's principal transactions by reporting categories for the year ended December 31, 2012, are as follows:

Fixed income	$	781,228
Equity		42
	$	781,270

NOTES TO FINANCIAL STATEMENTS

6. Leases

The Company conducts its operations from a lease facility under a non-cancelable operating lease. The lease term is a seven year period ending on September 30, 2019. Lease expense of $46,102 was recorded for the year ended December 31, 2012 related to this lease agreement. Future minimum payments required under the operating leases are as follows:

2013	$ 50,298
2014	50,677
2015	51,813
2016	52,305
2017	53,783
Thereafter	94,119
	$ 352,995

7. Fair value measurement

The *Fair Value Measurements and Disclosure* topic of the FASB ASC, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, or a change in valuation technique, the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

7. Fair value measurement (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - the carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase - the carrying amount approximates fair value.

In accordance with this guidance, the Company groups it financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Fair value of assets measured on a recurring basis

At January 1, 2012, the Company elected the fair value option on a prospective basis for securities sold under agreements to repurchase.

The Company's securities sold under agreements to repurchase are considered level 2 in the hierarchy measured at fair value on a recurring basis of $3,642 at December 31, 2012.

Fair value of assets measured on a non-recurring basis

The Company's trademark valuation was performed using level 3 inputs which are usually unobservable and reflects management's estimate of the project revenue and life of the asset. There were no additions or deletions in 2012 except for amortization.

The trademark was measured at fair value on a non-recurring basis of $90,725 at December 31, 2012.

NOTES TO FINANCIAL STATEMENTS

8. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $100,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2012, the Company had net capital of $601,677, which was $501,677 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $166,537 at December 31, 2012. The Company's ratio of aggregate indebtedness to net capital ratio was 0.28 to 1 at December 31, 2012.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

9. Agreement to purchase and sell units

Upon the occurrence of a buy-sell event, the Company shall have exclusive option to purchase the withdrawing member's ownership interest within thirty calendar days following delivery to the Company of the buy-sell notice. The Company must give notice of its election of the purchase option to the withdrawing member or the withdrawing member's representative within thirty calendar days of receipt of the buy-sell notice.

Upon the occurrence of a buy sell event, and expiration of the Company's purchase option, or in the event the Company chooses to refuse its right to invoke its right of first refusal, each of the members, except the withdrawing member, shall have an option to purchase the withdrawing member's ownership interest. This right will be allocated among the members who elect to purchase in the proportion they mutually agreed upon, or, in the absence of agreement, in the ratio that each of the purchasing members' ownership interest bears the aggregate ownership interest of all purchasing members. The purchasing members must give notice of their election to exercise their purchase option to the withdrawing member and all other members within sixty calendar days following delivery of the buy-sell notice.

10. Subsequent events

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 28, 2013 and determined no subsequent events have occurred that require disclosure.

SUPPLEMENTAL INFORMATION

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have audited the accompanying financial statements of FFC Capital Advisors, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 28, 2013, which expressed an unmodified opinion on those financial statements, appears on pages 1 and 2. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 28, 2013

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

NET CAPITAL		
Total members' equity	$	902,222
Less nonallowable assets:		
Furniture and equipment, net		(200,253)
Intangible asset, net		(90,725)
Other assets		(9,021)
		(299,999)
Less haircuts on securities:		(546)
NET CAPITAL	$	601,677
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
EXCESS NET CAPITAL	$	501,677
AGGREGATE INDEBTEDNESS		
Total liabilities	$	170,179
Less nonallowable liabilities:		
Securities sold under agreements to repurchase, at fair value		(3,642)
AGGREGATE INDEBTEDNESS	$	166,537
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.28 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

FFC CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2012

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

In planning and performing our audit of the financial statements of FFC Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2012 (on which we have issued our report thereon dated February 28, 2013), in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 28, 2013

AGREED UPON PROCEDURES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by FFC Capital Advisors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FFC Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FFC Capital Advisors, LLC's management is responsible for FFC Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 28, 2013

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068118 FINRA DEC
FFC Capital Advisors, LLC
400 Poydras Street, Suite 2430
New Orleans, LA 70130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rita M. Reed, CPA 504-299-2990

2.	A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 2,118
	B. Less payment made with SIPC-6 filed (exclude interest) October 9, 2012 Date Paid		(19)
	C. Less prior overpayment applied		(0)
	D. Assessment balance due or (overpayment)		2,099
	E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
	F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,099
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,099	
	H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FFC Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2012
and ending 12/31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 854,384
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	403
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,351
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,335	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	1,335
Total deductions	7,089
2d. SIPC Net Operating Revenues	$ 847,295
2e. General Assessment @ .0025	$ 2,118

(to page 1 but not less than $150 minimum)